Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: August 6, 2007

On August 5, 2007, ABN AMRO and the consortium of Royal Bank of Scotland, Fortis and Santander issued the following joint press release:

5 August 2007 — Joint statement ABN AMRO and Consortium of RBS, Santander and Fortis

Joint statement ABN AMRO  and Consortium of RBS, Santander, Fortis.

ABN AMRO and the consortium of RBS, Santander and Fortis have noted and discussed the recent media reports about the current offer situation.

The consortium accepts the assurances by ABN AMRO that Mr Groenink was misquoted as having given advice how to vote to Fortis Shareholders which in fact he did not.

Furthermore ABN AMRO and the consortium have agreed to continue a constructive dialogue to resolve any outstanding questions regarding the offer of the consortium for ABN AMRO, and to maintain a level playing field.

Further meetings will be organised for the Consortium with the appropriate people within ABN AMRO to discuss specific business matters.

The consortium and ABN AMRO both confirm that there is no dispute about the profitability of the  Business Unit The Netherlands.

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks expect to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, the Banks expect ABN AMRO to file with the SEC a Solicitation / Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC.  Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances.  Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO or the potential acquisition of LaSalle, satisfaction of any pre-conditions or conditions to the potential transaction, including the successful acquisition of LaSalle and receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.  Registered in Scotland No 45551

Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain